Exhibit 99.1

AEGON finalizes acquisition of Turkish life insurance and pension company

•	Acquisition marks first step for AEGON in fast-growing Turkish market

•	Transaction is part of broader strategy to build scale in emerging markets

AEGON has finalized the acquisition of the Turkish life insurance and pension provider Ankara Emeklilik. The acquisition is part of a broader objective to expand AEGON’s presence in Central & Eastern Europe.

AEGON agreed to buy Ankara Emeklilik in February of this year.

“In June, when we presented our new Group strategy, we said we wanted to build scale in emerging markets like Central & Eastern Europe – markets that offer sustainable, profitable growth in the years ahead. The acquisition of Ankara Emeklilik is very much part of this strategy,” said Gábor Kepecs, the member of AEGON’s Management Board responsible for Central & Eastern Europe.

The acquisition marks AEGON’s first step in the rapidly-growing Turkish life insurance and pension market. It also complements recent expansion in the Group’s businesses in Central & Eastern Europe. With this latest acquisition, AEGON has operations in six countries in the region: Hungary, Poland, Slovakia, the Czech Republic, Romania and Turkey.

In addition, the acquisition will give AEGON a strong platform for further growth in Turkey. Ankara Emeklilik already has a well-established position in the Turkish market with over 58,000 pension fund members and approximately EUR 35 million in assets under management.

With the acquisition finalized, AEGON has appointed Uğur Tozşekerli, former Assistant General Manager of Yap| Kredi Emeklilik as CEO designate1) of Ankara Emeklilik. Uğur Tozşekerli said: “I’m very excited to be leading this company. The Turkish market has enormous potential for growth. We are a country of 74 million people, more than either the United Kingdom or France. Yet, proportionally, we spend far less on life insurance or pensions. That is now changing and with AEGON’s financial strength and expertise, we’re well placed to increase our share of an expanding market.”

Last month, as part of the Group’s new strategy, ‘Unlocking the Global Potential’, AEGON set out an ambitious growth plan for its businesses in Central & Eastern Europe, based on:

•	Broadening its product and distribution range;

•	Achieving a top-five position in each of its markets in the region;

•	Pursuing add-on acquisitions and selective entry into new markets.

AEGON’s aim is to achieve a 10% share of the mandatory pension market in Central & Eastern Europe by 2010, increasing its total number of pension fund members in the region to 2.3 million, up from approximately two million2) at present.

1)	Appointment is subject to regulatory approval.
2)	This number includes the members of the open pension fund Skarbiec-Emerytura in Poland. It is expected that AEGON will be able to fully take into account these members in Q4 2008.

Media relations Website +31 (0)70 344 8344	Website www.aegon.com
Investor relations +31 (0)70 344 8305

About AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Phone: + 31 (0)70 – 344 8344	Phone: + 31 (0)70 – 344 8305 or + 1 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Local knowledge. Global power.      Page 2 of 2